[Letterhead of Sutherland Asbill & Brennan LLP]

February 1, 2016

VIA EDGAR

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             New Mountain Finance Corporation

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2

Filed on January 29, 2016 (File No. 333-208622)

Dear Ms. Miller:

On behalf of New Mountain Finance Corporation (the “Company”), set forth below is the Company’s response to the additional oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on February 1, 2016, with respect to Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-208622), filed with the Commission on January 29, 2016 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comment is set forth below and is followed by the Company’s response.

GENERAL COMMENT:

1.                                      We note your response to prior comment 4 set forth in the Company’s prior response letter, dated January 29, 2016. Please explain why the Company has a reasonable belief that its assets will provide adequate coverage to satisfy all of its unfunded commitments.

The Company represents to the Staff on a supplemental basis that it has a reasonable belief that its assets will provide adequate coverage to satisfy all of its unfunded commitments because as of September 30, 2015 and December 31, 2014, respectively, the Company had sufficient cash and cash equivalents and borrowing capacity under the Company’s revolving credit facilities to cover the value of its unfunded commitments.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                Shiraz Kajee / New Mountain Finance Corporation

Karrie Jerry / New Mountain Finance Corporation

Lisa Morgan / Sutherland Asbill & Brennan LLP